MITCHELL ENERGY ADVISORS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

Net capital requirement, the greater of:		$	5,000
1/15% of aggregate indebtedness	$ -		
Minimum dollar requirement	5,000		
Net capital			28,946
Excess net capital		$	23,946
Aggregate indebtedness			-
Excess net capital at 1,000% (net capital, less			28,946
10% aggregate indebtedness)			
Ratio of aggregate indebtedness to net capital			0%
Ratio of subordinated indebtedness to debt/equity total			-
120% of required net capital			6,000
Net capital in excess of 120% of required Net capital		$	22,946
Total assets		$	555,606
Less: total liabilities			-
Net worth			555,606
Deductions from and/or charges to net worth			
Total non-allowable assets	$	526,660	
Total deductions from net worth			526,660
Net capital before haircuts on securities positions			28,946
Haircuts on certificates of deposit and			
commercial paper		-	
Other securities		-	
Other positions		-	
Total haircuts of securities			-
Net capital		$	28,946

There are no material differences between the amounts presented above and the amounts reported on the Company's amended FOCUS report as of December 31, 2015.